

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 25, 2009

Room 4631

James R. Giertz
Senior Vice President, Chief Financial Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

> **Re:** **H.B. Fuller Company**
> **Form 10-K for Fiscal Year Ended November 29, 2008**
> **Definitive Proxy Statement on Form 14A filed March 2, 2009**
> **File No. 001-09225**

Dear Mr.Giertz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief